



Vinder

Sam Lillie

Helping spearhead the movement to localize the global food system. #Dowhatsripe

Greater Seattle Area

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Vinder, inc.

San Jose State University

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500+ connections

Letter of Rec. Frascatti

Reference letter for Sam Lillie

Experience

Founder/CEO
Vinder, inc.
Jul 2016 – Present • 2 yrs 1 mo
Port Townsend, WA

A P2P marketplace connecting home gardeners who've excess veggies with their neighbors looking to buy local produce. We're on a mission to localize the global food system-- one veggie at a time, neighbor by neighbor.
www.veggievinder.com

1st Place 2017 Silicon Valley Business Plan Competition
2018 SXSW Food+City Finalist
2018 Mass Challenge Texas Accelerator

Media (5)

Port Townsend startup helps neighbors buy, sell backyard produce

Locally grown fi

Council Member
Jefferson County Local Food System Council
Jan 2018 – Present • 7 mos
Port Townsend, WA

Les Mills Instructor/Front Desk Associate
Port Townsend Athletic Club
Dec 2015 – Present • 2 yrs 8 mos

Port Townsend, WA

Les Mills International is a New Zealand company that is the world's largest provider of choreographed exercise-to-music group fitness classes distributed to health clubs.

I coach members through a light weight, high repetition exercise providing motivation by leading by example. I've had the pleasure of helping dozens of people reach their health goals and push beyond their limits. Attention to detail is crucial when assessing form, energy levels, and technique.



Barista/ Key Holder

Caffe Frescati

Nov 2012 – Jan 2015 • 2 yrs 3 mos

San Jose, California

Handled day to day customer experiences by providing high quality customer service, word of mouth marketing, and delivering high quality products in the form of liquid joy.

As the first person to start many peoples days, high quality customer service is of the utmost importance. This entails: customer names, drink orders, family members, recent vacations, and many other personal details that can create a long lasting relationship.

As a key holder, I was responsible for making sure the business was properly cleaned and prepped for the morning shift, as well as, financially balanced at the day's end.



Barista/ Shift Lead/ Key Holder

Cosmos Coffee Café

Jun 2010 – Aug 2012 • 2 yrs 3 mos

Job Description: Food Running, Customer Service, Food Prep, Specialty Drinks

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Education



San Jose State University

Bachelor of Arts (B.A.), International Business

2009 – 2014

Activities and Societies: BARC Student Ambassador



ESC Toulouse

International Business, Business, Management, Marketing, and Related Support Services, 3rd year

2013 – 2014







Graduated Helix High School

Graduated Helix High School
2005 – 2009
Activities and Societies: Virtual Enterprise VP Human Resources, Wrestling, Rugby

Volunteer Experience

Veggielution Community Farm

Task organizing, Team collaboration
Veggielution Community Farm
Apr 2013 – Apr 2013 • 1 mo

Spent hours irrigating plants, pulling weeds, collaborating with a team to complete objectives and responding quickly to newly assigned tasks.

Skills & Endorsements

Sales · 26
Endorsed by **Robin Tompkins, who is highly skilled at this**

Customer Service · 23
Chloé Palmer O'Brien and 22 connections have given endorsements for this skill

Social Media · 10
Chloé Palmer O'Brien and 9 connections have given endorsements for this skill

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